<u>FORM 6-K</u>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of DECEMBER, 2006

<u>International KRL Resources Corp. (File #00-50902)</u>
(Translation of registrant's name into English)

<u>Suite 1066-1640 West Hastings Street, Vancouver, B.C. Canada, V6C 1H2</u>
(Address of principal executive offices)

<u>Attachments:</u>

1. News Release dated December 1, 2006- International KRL Shareholders Vote in Favour of a Distribution of Shares of Golden Harp Resources Inc.
2. News Release dated December 18, 2006- International KRL Announces Flow-Through Financing
3. News Release dated December 22, 2006- International KRL Completes Flow-Through Financing

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No _____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

<u>INTERNATIONAL KRL RESOURCES CORP.</u>
(Registrant)

Date: <u>11 January, 2007</u>   By: *<u>/s/ Seamus Young</u>*
                                                    Name
                                          Its: <u>President/Director</u>
                                                    (Title)

INTERNATIONAL KRL RESOURCES CORP.
TSX-V: IRK
PK (USA): IRKLF
NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)   **DATE: December 1, 2006**

INTERNATIONAL KRL RESOURCES CORP. SHAREHOLDERS VOTE IN FAVOUR OF A DISTRIBUTION OF SHARES OF GOLDEN HARP RESOURCES INC.

Vancouver, December 1, 2006 - International KRL Resources Corp. (TSXV:IRK) (the "Company") today announced that at its Annual General Meeting held November 29, 2006, the majority of shareholders voted in favour of distributing the shares of its wholly-owned subsidiary, Golden Harp Resources Inc., to its shareholders on a pro rata basis and reducing the Company's stated capital accordingly (the "Transactions"). Please see International KRL news releases May 24, 2006 and June 15, 2006 for further detail about the transfer of the Copper Hill property to Golden Harp Resources Inc.

Golden Harp Resources Inc. is preparing a preliminary prospectus, which is required to obtain Reporting Issuer status in British Columbia, Alberta and Ontario. Once the regulatory approvals are obtained and Golden Harp Resources Inc. becomes a Reporting Issuer, the Company will seek the approval of the Supreme Court of British Columbia for approval of the Transactions. The record date will be set seven days after Court approval is received. Shareholders of the Company as of the record date will be entitled to a distribution in accordance with the Transactions. The ratio for the distribution will be determined once the record date has been set.

Golden Harp Resources Inc. has recently completed a private placement raising gross proceeds of $600,000. The funds will be used for working capital, legal costs associated with the spin off and exploration to generate drill targets for a spring drill program on the Copper Hill property.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. The Company is currently exploring for uranium, copper, and gold in the Yukon Territory, Saskatchewan, Ontario and British Columbia. For more information on the properties and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov.

ON BEHALF OF THE BOARD

"Seamus Young"

 _____
Seamus Young
President and CEO

For Further Information Contact:
International KRL Resources Corp.
Seamus Young, President & CEO
T: 604-689-0299
E: info@krl.net, info@loganresources.ca
TF-Canada: 1-877-689-6130
TF-USA: 1-800-665-3772

INTERNATIONAL KRL RESOURCES CORP.
TSX-V: IRK
PK (USA): IRKLF
NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)   **DATE: December 18, 2006**

INTERNATIONAL KRL RESOURCES ANNOUNCES FLOW-THROUGH FINANCING

Vancouver – Monday, December 18, 2006 - International KRL Resources Corp. (the "Company") **(TSX-V:IRK)** is pleased to announce a private placement consisting of up to 6,000,000 flow-through units ("FT Units") at a price of $0.265 per FT Unit for proceeds of $1,590,000. Each FT Unit consists of one common share in the capital of the Company and one-quarter of one share purchase warrant (a "Warrant"). Each whole Warrant is exercisable for 12 months at $0.365 per share. A portion of the FT Units shall be sold through the MineralFields Group.

The Company has agreed to pay a 4% finders fee, a 2% due diligence fee and issue share purchase warrants equal in number to 10% of the number of FT Units sold, which are exercisable for 12 months at $0.365 per share. The proceeds from the sale of the FT Units will be used to incur qualifying expenses on the Company's Canadian mineral properties.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. The Company is currently exploring for uranium, copper, and gold in the Yukon Territory, Saskatchewan, Ontario and British Columbia. For more information on the properties and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

"Seamus Young"

Seamus Young
President and CEO
For Further Information Please Contact:
Seamus Young, President and CEO
T: 604-689-0299 x.223 E: syoung@krl.net
Michael Hibbitts, Vice President, Exploration
T: 604-689-0299 x.228 E. mhibbitts@krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.
TSX-V: IRK
PK (USA): IRKLF
NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)   **DATE: December 22, 2006**
INTERNATIONAL KRL RESOURCES COMPLETES FLOW-THROUGH FINANCING

Vancouver – December 22, 2006 - International KRL Resources Corp. (the "Company") **(TSX-V:IRK)** today announced the completion of a private placement consisting of 6,754,083 flow-through units ("Units") at a price of $0.265 per Unit for proceeds of $1,789,832. Each Unit consists of one flow-through common share in the capital of the Company and one-quarter of one share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase one non-flow-through common share at $0.365 per share for 12 months. A portion of the FT Units (3,773,583 Units) were sold through the MineralFields Group.

The Company paid compensation in connection with the financing consisting of: a $40,612 cash finder's fee; issued 143,420 units (same terms as the Units except non-flow-through shares) as a finder's fee; a $20,000 due diligence fee; and issued 641,558 warrants which entitle the holders to purchase one non-flow-through common share at $0.365 per share for 12 months. The proceeds from the sale of the Units will be used to incur qualifying expenses on the Company's Canadian mineral properties.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. The Company is currently exploring for uranium, copper, and gold in the Yukon Territory, Saskatchewan, Ontario and British Columbia. For more information on the properties and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

"Seamus Young"

Seamus Young
President and CEO
For Further Information Please Contact:
Seamus Young
President and CEO T: 604-689-0299 x.223 E: syoung@krl.net

Michael Hibbitts, P.Geo
Vice President, Exploration T: 604-689-0299 x.228 E. mhibbitts@krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.